LL.

SEC
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406

SEC

17005013

SEC
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Washington D
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Douglas Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Main St.
(No. and Street)

Mt. Vernon	Ohio	43050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Bullock 740-397-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brandon L. Bullock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Douglas Investments, LLC, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

LUSAM M. THOMAS
Notary Public, State of Ohio
My Commission Expires 10-30-2021

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have audited the accompanying statements of financial condition of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation) as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of Lincoln Douglas Investments, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

LINCOLN DOUGLAS INVESTMENTS, LLC

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash	$ 304,078	$ 180,275
Receivable from broker-dealers and clearing organization	159,526	79,844
Accounts receivable - related party	15,996	10,470
Prepaid expenses	17,346	16,057
Total current assets	496,946	286,646
Deposit with clearing organization	50,000	50,000
	$ 546,946	$ 336,646
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 187	$ 563
Commissions payable	324,035	95,825
Accrued liabilities	8,049	9,287
Total current liabilities	332,271	105,675
Subordinated debt	100,000	100,000
Total liabilities	432,271	205,675
Members' equity:		
Contributed capital	35,000	35,000
Retained earnings	79,675	95,971
Total members' equity	114,675	130,971
	$ 546,946	$ 336,646

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
Revenues:				
Commissions	$	1,081,620	$	1,121,026
Investment Advisory		79,515		73,958
Fee Income		297,750		324,418
Other income		197,494		213,353
Interest		3,470		3,376
Total revenues		1,659,849		1,736,131
Expenses:				
Commissions		1,143,602		1,123,432
Payroll expense		204,529		231,610
Clearing house charges		173,318		190,740
Office expenses		36,886		36,413
Registration		27,258		40,322
Computer and internet		21,895		20,897
Printing and postage		7,386		4,404
Telephone		5,715		5,564
Investment Advisory		5,316		7,793
Interest		5,090		5,107
Client Rebates		4,116		5,534
Professional fees		4,000		4,400
Office rent		3,600		3,600
Advertising		1,318		6,559
Travel & Accomodation		-		327
Other		32,116		20,879
Total expenses		1,676,145		1,707,581
Net income (loss)	$	(16,296)	$	28,550

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	95,971	67,421
Net income (loss)	(16,296)	28,550
Distributions	-	-
Balance at end of period	79,675	95,971
Total members' equity	$ 114,675	$ 130,971

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$ (16,296)	$ 28,550
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	(79,682)	55,079
Accounts receivable - related party	(5,526)	(2,906)
Prepaid expenses	(1,289)	3,310
Increase (decrease) in:		
Accounts payable	(376)	(684)
Commissions payable	228,210	(49,990)
Accrued liabilities	(1,238)	238
Total adjustments	140,099	5,047
Net cash provided by operating activities	123,803	33,597
Cash flows from investing activities:	-	-
Cash flows from financing activities:	-	-
Net increase in cash	123,803	33,597
Cash at beginning of period	180,275	146,678
Cash at end of period	$ 304,078	$ 180,275
Supplemental disclosures:		
Interest paid	$ 5,090	$ 5,107
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

		2016		2015
Subordinated Borrowings:				
Balance at beginning of period	$	100,000	$	100,000
Additional borrowings		-		-
Repayments or borrowings		-		-
Balance at end of period	$	100,000	$	100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2016, the Company is licensed in 35 states, including Alabama, Alaska, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank. The cash balance in the bank was over the federally insured limit of $250,000 as of December 31, 2016. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Revenue Recognition and Commission Expense

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $1,318 and $6,559 in 2016 and 2015, respectively.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2016, $22,151, or $50,000. At December 31, 2016 the Company's net capital as defined by SEC Rule 15c3-1 was $131,333 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2016 the ratio was 1.83 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable annually. The note has a stated maturity of April 11th, 2016, however, the Extension of Maturity provision was included within the agreement, allowing for an extension of an additional year without further action by either the lender or broker/dealer. The principal payment can only be made with FINRA approval.

(Continued)

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2013.

Note 6 – Leases

The Company entered into an operating lease for office space in December 2010. The lease agreement is controlled by one of the Company's members. The lease commenced in April 2011 and calls for monthly payments of $300 through March 2016. The agreement is currently on a month to month basis Total rent expense was recorded as $3,600 for 2016 and 2015.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2016, up to the date of audit report (February 20, 2017) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total members' equity		$114,675
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		214,675
Non-allowable assets:		
Accounts receivable – related party	$ 15,996	
Prepaid expenses	17,346	33,342
Net capital before haircuts on securities positions		181,333
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$181,333
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$332,271
Ratio of aggregate indebtness to net capital		1.83 to 1

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$181,333
Audit adjustments	-
Net capital per audited financial statements	$181,333

No material differences were found during the audit that affected the net capital calculation.

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule III

Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 153-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2016, without exception.

Lincoln Douglas Investments, LLC

I, Brandon L. Bullock swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon L. Bullock

Brandon Bullock
FINOP

February 17, 2017

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

HHH CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Lincoln Douglas Investments, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of Form SIPC-7. Lincoln Douglas Investments, LLC's management is responsible for Lincoln Douglas Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

LINCOLN DOUGLAS INVESTMENTS, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2016

	Payment Date	Payee	Amount
1st Half	July 26, 2016	SIPC	$ 753